UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)*

Barnwell Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

068221100

(CUSIP Number)

Ned L. Sherwood

151 Terrapin Point

Vero Beach, FL 32963

(772) 257-6658

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 068221100	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 899,622.138*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 899,622.138*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,622.138*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%**
14	TYPE OF REPORTING PERSON IN

*

Includes (i) 661,584.138 common shares held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer and (ii) 238,038 common shares held by the Ned L. Sherwood Revocable Trust, of which Ned. L. Sherwood is the beneficiary and trustee. Ned. L. Sherwood disclaims beneficial ownership of such common shares except to the extent of his pecuniary interest therein.

**

All percentages reported herein are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of May 7, 2019, as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2019.

CUSIP No. 068221100	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 661,584.138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 661,584.138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,584.138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
14	TYPE OF REPORTING PERSON OO

**

All percentages reported herein are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of May 7, 2019, as reported in the Issuer’s Form 10-Q for the quarterly period ended March 31, 2019.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the common stock, par value $0.50 per share (the “Shares”), of Barnwell Industries, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on June 11, 2013, as amended by Amendment No. 1 thereto filed with the SEC on December 17, 2013, Amendment No. 2 thereto filed with the SEC on May 14, 2014, Amendment No. 3 thereto filed with the SEC on November 13, 2014, Amendment No. 4 thereto filed with the SEC on September 14, 2015 and Amendment No. 5 thereto filed with the SEC on February 10, 2016 (the “Original Schedule 13D” and, together with this Amendment No. 6, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 6 have the meanings set forth in the Original Schedule 13D. This Amendment No. 6 is being filed by Ned L. Sherwood (“Sherwood”) and MRMP-Managers LLC, a Delaware limited liability company (“MRMP” and together with Sherwood, the “ Reporting Persons”).

This Amendment No. 6 is being filed to amend Item 2, Item 4, Item 6 and Item 7 of the Schedule 13D as follows:

Item 2.	Identity and Background.

Item 2(b) of the Original Schedule 13D is amended to read as follows:

(b)

The principal business address of Sherwood is 151 Terrapin Point, Vero Beach, FL 32963. The principal business address of MRMP is c/o South Dakota Trust Company, 201 S. Phillips Avenue, Sioux Falls, South Dakota 57104. The principal business address of Joel M. Leander is 116 Lowes Foods Dr., Box 200, Lewisville, NC 27023. The principal business address of the Sherwood Trust is c/o ZS Fund L.P., 151 Terrapin Point, Vero Beach, FL 32963.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is amended by adding the following:

The response under Item 6 below is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is amended by adding thereto the following:

Pursuant to the Termination Agreement (the “Termination Agreement”), dated July 19, 2019, by and among Sherwood and Bradley M. Tirpak, the previously disclosed Group Agreement, dated February 9, 2016, was terminated. As a result of the Termination Agreement, the Reporting Persons and Mr. Tirpak may no longer be deemed a Section 13(d) group and Mr. Tirpak ceased to be a Reporting Person. The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as Exhibit 12 hereto, and is incorporated herein by reference.

On July 19, 2019, Sherwood and MRMP entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 13 and is incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is amended by adding thereto the following:

Exhibit 12:	Termination Agreement, dated July 19, 2019

Exhibit 13:	Joint Filing Agreement, dated July 19, 2019

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 2019	Ned L. Sherwood

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood

July 22, 2019	MRMP-Managers LLC

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood
	Title:	Chief Investment Officer